Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482ad

FUNDRISE

We've partnered with Ramp to offer our investors a special opportunity


ramp
FUNDRISE
Reporting
Spending
Compliance
Process
+ New dashboard
Last 30 days
Total company spending →
$10.2M

When it comes to the Innovation Fund, our job is to find and invest in the most innovative and exciting companies in the world.

As both investors and customers, we can say confidently that Ramp fits that description as well as anyone.

In just over five years, Ramp has become one of the fastest growing startups in recent memory, having reached a $13 billion valuation!

Why? Because they take something that is often annoying and complicated, like managing expenses and receipts for companies, and make it simple and painless. We at Fundrise are Ramp customers and can confirm that our team members love it.

Great companies like Ramp generally have their pick of well known venture funds to raise money from, so how does the Innovation Fund set itself apart?

Well, aside from being founder first, we believe in actually rolling up our sleeves and doing whatever we can to help our portfolio companies grow.

That's why we've partnered with Ramp to create a genuinely unique offer for Fundrise investors.

The pitch is straightforward: Any Fundrise investor who signs up for a Ramp account can earn $1,000 in Innovation Fund shares.*

Recommending a product is easy when you can personally attest to how good it is, so we tried to construct a true win-win opportunity for our investors to both help drive the success of Ramp and get something meaningful in return.

Earn your $1,000 today*

Read the full investor update

If you run your own business, work in corporate finance/operations, or know someone who does, we highly recommend checking out Ramp. And if you want a first-hand customer testimonial, feel free to reach out.

*Ramp will pay for $1,000 of Fundrise Innovation Fund shares after your first balance payment of $1,000 within 90 days of account opening.

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